Exhibit 99.1

E-House Announces Completion of Merger

SHANGHAI, China, August 12, 2016 — E-House (China) Holdings Limited (NYSE: EJ) (“E-House” or the “Company”), a leading real estate services company in China, today announced the completion of its merger (the “Merger”) with E-House Merger Sub Ltd. (“Merger Sub”), a wholly owned subsidiary of E-House Holdings Ltd. (“Parent”), pursuant to the previously announced agreement and plan of merger dated April 15, 2016 (the “Merger Agreement”) among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on August 5, 2016, all of the Company’s ordinary shares (each, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) have been cancelled in exchange for the right to receive US$6.85 per Share, and all of the Company’s American depositary shares (“ADSs”), each of which represents one Share, issued and outstanding immediately prior to the Effective Time have been cancelled in exchange for the right to receive US$6.85 per ADS, in each case, in cash, without interest and net of any applicable fees and withholding taxes, except for (i) certain Shares beneficially owned by each of Mr. Xin Zhou, the co-chairman of the board of directors and chief executive officer of the Company, Kanrich Holdings Limited, On Chance, Inc. and Jun Heng Investment Limited, each controlled by Mr. Zhou, Mr. Neil Nanpeng Shen, a member of the board of directors of the Company, Smart Create Group Limited and Smart Master International Limited, each controlled by Mr. Shen, and SINA Corporation, which have been cancelled with no payment or distribution with respect thereto, (ii) ordinary shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the “Dissenting Shares”), which have been cancelled in exchange for the right to receive the payment of fair value of the Dissenting Shares under the Cayman Islands Companies Law, and (iii) ordinary shares held by JPMorgan Chase Bank, N.A., in its capacity as ADS depositary and reserved for issuance and allocation upon the exercise of any option or restricted share issued under the Company’s share incentive plans, which have been cancelled for no consideration.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. As to ADS holders entitled to the merger consideration, payment of the merger consideration (less $0.05 per ADS cancellation fees) will be made to ADS holders as soon as practicable after JPMorgan Chase Bank, N.A., the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended before the market opens on August 15, 2016. The Company requested NYSE to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following filing of the Form 25. The Company’s obligation to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About E-House (China) Holdings Limited

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and mobile community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0809

E-mail: ir@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com